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                                                                      Exhibit 1

                   AIG Statement on 20th Century Industries
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            AIG has now reaffirmed our commitment to 20th Century Industries by increasing our investment to over 50 percent of the outstanding common stock of 20th Century, and we look forward to helping 20th Century continue to expand its direct auto book in California and other markets. AIG does not intend to change the way in which 20th Century conducts its business and executes its strategy. At the time of AIG's initial investment in 20th Century in 1994, AIG Chairman M.R. Greenberg stated, "20th Century has successfully built a very efficient personal auto business. This is good for the insurance buyer and is in keeping with our own strategies.

            AIG expects to explore with 20th Century ways to capitalize on growth opportunities as they arise and to implement other value-enhancing initiatives intended to benefit shareholders of 20th Century generally. AIG will also explore ways to assist 20th Century in connection with outstanding debt costs and short term financing needs. AIG's intention is to maintain 20th Century's dividend policy in accordance with the realization of earnings and the capital needs of 20th Century. AIG does not intend to effect changes in the senior management of 20th Century, but expects that management's performance will be subject to review on an ongoing basis by 20th Century's Board of Directors.

            AIG currently writes personal auto insurance in 46 states. Although auto is often our lead product in the personal lines marketplace, AIG also cross-sells a wide variety of other personal insurance products, including homeowners, umbrella, warranty, life and personal accident insurance. Our investment in 20th Century clearly complements AIG's strategy of building a personal lines business in the United States.

            AIG recognizes that a developed body of law exists that would govern its obligations with respect to conflicts of interest that may arise from time to time in connection with its dealings with 20th Century. AIG intends to act in accordance with its legal obligations under such circumstances. Where appropriate, AIG intends to draw on 20th Century's Board of Directors to resolve issues that may be perceived as involving potential conflicts of interest.

            AIG is known for its strong commitment to enhancing shareholder value, and this commitment applies to AIG's relationship with 20th Century no less than to its other business relationships. We believe that through close and collegial working relationships at many levels, both AIG and 20th Century will benefit and create a stronger network of direct auto business in Western states and elsewhere in the U.S. The result will be enhanced earnings and greater profitability for 20th Century's and AIG's shareholders.